UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 13F

FORM 13F Cover Page

Report for the Calendar Year or Quarter Ended March 31, 2009

Check here if Amendment: |_|; Amendment Number: _____

This Amendment (Check only one): |_| is a restatement
                                    |_| adds new holding entries.

Institutional Manager Filing this Report:

Name: TIG Advisors, LLC

Address: 535 Madison Avenue, 37th Floor
          New York, New York 10022

13F File Number: 28-11896

The institutional investment manager filing this report and the person by whom
it is signed hereby represent that the person signing the report is authorized
to submit it, that all information contained herein is true, correct and
complete, and that it is understood that all required items, statements,
schedules, lists, and tables, are considered integral parts of this form.

Person Signing this Report on Behalf of Reporting Manager:

Name: Robert Rettie
Title: Chief Accounting Officer
Phone: (212) 396-8742

Signature, Place and Date of Signing:

/s/ Robert Rettie   New York, New York   May 15, 2009
-------------------   -----------------------   --------------------
     [Signature]   [City, State]   [Date]

<PAGE>

Report Type: (Check only one):

[X]   13F HOLDINGS REPORT. (Check here if all holdings of this reporting
         manager are reported in this report).

[ ]   13F NOTICE. (Check here if no holdings reported are in this report,
         and all holdings are reported by other reporting managers(s).)

[ ]   13F COMBINATION REPORT. (Check here if a portion of the holdings for
         this reporting manager are reported in this report and a portion are
         reported by other reporting manager(s).)

List of Other Managers Reporting for this Manager: NONE

<PAGE>

                          Form 13F SUMMARY PAGE

Report Summary:

Number of Other Included Managers: 2

Form 13F Information Table Entry Total: 76

Form 13F Information Table Value Total: $168,217
                                        (thousands)

List of Other Included Managers:

Provide a numbered list of the name(s) and Form 13F file number(s) of all
institutional investment managers with respect to which this report is filed,
other than the manager filing this report.

Form 13F File Number   Name
-------------------   -------------------------------
28-12869   Tiedemann/Falconer Partners L.P.
28-13433   Arbitrage Associates L.P.

<PAGE>

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FORM 13F INFORMATION TABLE

<CAPTION>

COLUMN 1	COLUMN 2	COLUMN 3	COLUMN 4	COLUMN 5		COLUMN 6	COLUMN 7	COLUMN 8		
			VALUE	SHRS OR	SH/	PUT/	INVESTMENT	OTHER	VOTING AUTHORITY		
NAME OF ISSUER	TITLE OF CLASS	CUSIP	(X$1000)	PRN AMT	PRN	CALL	DISCRETION	MANAGERS	SOLE	SHARED	NONE
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
ACTIVISION BLIZZARD INC	COM	00507V109	12,552	1,200,000	SH		SOLE	NONE	1,200,000		
AMYLIN PHARMACEUTICALS INC	COM	032346108	235	20,000	SH	CALL	SOLE	NONE	20,000		
ASML HOLDING N V	NY REG SHS	N07059186	1,751	100,000	SH	PUT	SOLE	NONE	100,000		
AU OPTRONICS CORP	SPONSORED ADR	002255107	420	50,000	SH		SOLE	NONE	50,000		
BAIDU INC	SPON ADR REP A	056752108	265	1,500	SH		SOLE	NONE	1,500		
BANK OF AMERICA CORPORATION	COM	060505104	2,251	330,000	SH	PUT	SOLE	NONE	330,000		
BE AEROSPACE INC	COM	073302101	607	70,000	SH	PUT	SOLE	NONE	70,000		
BOEING CO	COM	097023105	1,067	30,000	SH	PUT	SOLE	NONE	30,000		
BPW ACQUISITION CORP	COM	055637102	1,308	139,789	SH		SOLE	NONE	139,789		
CARNIVAL CORP	PAIRED CTF	143658300	1,080	50,000	SH	PUT	SOLE	NONE	50,000		
CF INDS HLDGS INC	COM	125269100	2,052	28,853	SH		SOLE	NONE	28,853		
CHICOS FAS INC	COM	168615102	151	28,200	SH		SOLE	NONE	28,200		
CHINA MOBILE LIMITED	SPONSORED ADR	16941M109	218	5,000	SH		SOLE	NONE	5,000		
CITIGROUP INC	COM	172967101	1,012	400,000	SH	PUT	SOLE	NONE	400,000		
CONSTELLATION ENERGY GROUP I	COM	210371100	835	40,414	SH		SOLE	NONE	40,414		
CV THERAPEUTICS INC	COM	126667104	3,028	152,290	SH		SOLE	NONE	152,290		
CV THERAPEUTICS INC	COM	126667104	813	40,900	SH	CALL	SOLE	NONE	40,900		
E TRADE FINANCIAL CORP	COM	269246104	29	23,225	SH		SOLE	NONE	23,225		
E TRADE FINANCIAL CORP	COM	269246104	248	200,000	SH	CALL	SOLE	NONE	200,000		
GENERAL ELECTRIC CO	COM	369604103	303	30,000	SH		SOLE	NONE	30,000		
GENERAL ELECTRIC CO	COM	369604103	303	30,000	SH	PUT	SOLE	NONE	30,000		
GREEN MTN COFFEE ROASTERS IN	COM	393122106	10,080	210,000	SH		SOLE	NONE	210,000		
GSI COMMERCE INC	COM	36238G102	155	11,800	SH		SOLE	NONE	11,800		
HAWAIIAN HOLDINGS INC	COM	419879101	112	30,000	SH		SOLE	NONE	30,000		
HOME DEPOT INC	COM	437076102	2,592	110,000	SH	PUT	SOLE	NONE	110,000		
HSBC HLDGS PLC	SPON ADR NEW	404280406	353	12,500	SH		SOLE	NONE	12,500		
ICICI BK LTD	ADR	45104G104	399	30,000	SH		SOLE	NONE	30,000		
INFOSYS TECHNOLOGIES LTD	SPONSORED ADR	456788108	666	25,000	SH		SOLE	NONE	25,000		
INTEL CORP	COM	458140100	153	10,200	SH		SOLE	NONE	10,200		
INTERNATIONAL BUSINESS MACHS	COM	459200101	2,422	25,000	SH	PUT	SOLE	NONE	25,000		
ISHARES INC	MSCI BRAZIL	464286400	7,120	189,000	SH		SOLE	NONE	189,000		
ISHARES TR	MSCI EMERG MKT	464287234	15,655	631,000	SH		SOLE	NONE	631,000		
ISHARES SILVER TRUST	ISHARES	46428Q109	512	40,000	SH		SOLE	NONE	40,000		
J CREW GROUP INC	COM	46612H402	4,705	357,000	SH		SOLE	NONE	357,000		
KKR FINANCIAL HLDGS LLC	COM	48248A306	138	157,000	SH	CALL	SOLE	NONE	157,000		
LENNAR CORP	CL A	526057104	225	30,000	SH	CALL	SOLE	NONE	30,000		
LIBERTY ACQUISITION HLDGS CO	COM	53015Y107	3,912	445,600	SH		SOLE	NONE	445,600		
LIZ CLAIBORNE INC	COM	539320101	5,311	2,150,000	SH		SOLE	NONE	2,150,000		
MARKET VECTORS ETF TR	AGRIBUS ETF	57060U605	425	15,000	SH		SOLE	NONE	15,000		
MARKET VECTORS ETF TR	GOLD MINER ETF	57060U100	369	10,000	SH		SOLE	NONE	10,000		
MCDERMOTT INTL INC	COM	580037109	153	11,400	SH		SOLE	NONE	11,400		
MCDONALDS CORP	COM	580135101	1,364	25,000	SH	PUT	SOLE	NONE	25,000		
MERCK & CO INC	COM	589331107	1,051	39,273	SH		SOLE	NONE	39,273		
MITSUBISHI UFJ FINL GROUP IN	SPONSORED ADR	606822104	295	60,000	SH		SOLE	NONE	60,000		
NETAPP INC	COM	64110D104	297	20,000	SH	PUT	SOLE	NONE	20,000		
NOVA CHEMICALS CORP	COM	66977W109	4,233	734,973	SH		SOLE	NONE	734,973		
NRDC ACQUISITION CORP	COM	62941R102	1,875	196,300	SH		SOLE	NONE	196,300		
NRG ENERGY INC	COM NEW	629377508	950	54,000	SH		SOLE	NONE	54,000		
NVIDIA CORP	COM	67066G104	9,422	955,600	SH		SOLE	NONE	955,600		

OMNIVISION TECHNOLOGIES INC	COM	682128103	3,360	500,000	SH		SOLE	NONE	500,000
OWENS ILL INC	COM NEW	690768403	152	10,500	SH		SOLE	NONE	10,500
PETRO-CDA	COM	71644E102	672	25,000	SH		SOLE	NONE	25,000
POWERSHARES ETF TRUST	WATER RESOURCE	73935X575	835	70,000	SH		SOLE	NONE	70,000
PROSHARES TR	PSHS REAL ESTAT	74347R552	264	5,000	SH		SOLE	NONE	5,000
PROSHARES TR	PSHS ULT SH MSCI	74347R339	234	2,231	SH		SOLE	NONE	2,231
PROSHARES TR	PSHS UT SHT MSCI	74347R354	205	5,000	SH		SOLE	NONE	5,000
PROSHARES TR	PSHS ULTSH 20YRS	74347R297	873	20,000	SH		SOLE	NONE	20,000
ROHM & HAAS CO	COM	775371107	2,302	29,200	SH		SOLE	NONE	29,200
ROHM & HAAS CO	COM	775371107	355	4,500	SH	PUT	SOLE	NONE	4,500
ROYAL CARIBBEAN CRUISES LTD	COM	V7780T103	240	30,000	SH	PUT	SOLE	NONE	30,000
SHERWIN WILLIAMS CO	COM	824348106	12,993	250,000	SH	CALL	SOLE	NONE	250,000
SIRF TECHNOLOGY HLDGS INC	COM	82967H101	2,114	903,491	SH		SOLE	NONE	903,491
SPDR GOLD TRUST	GOLD SHS	78463V107	1,183	13,100	SH		SOLE	NONE	13,100
SYMANTEC CORP	COM	871503108	6,723	450,000	SH		SOLE	NONE	450,000
TEVA PHARMACEUTICAL INDS LTD	ADR	881624209	321	7,130	SH		SOLE	NONE	7,130
TEXAS INSTRS INC	COM	882508104	14,034	850,000	SH		SOLE	NONE	850,000
THINKORSWIM GROUP INC	COM	88409C105	1,882	217,802	SH		SOLE	NONE	217,802
THQ INC	COM NEW	872443403	3,952	1,300,000	SH		SOLE	NONE	1,300,000
TRIAN ACQUISITION I CORP	COM	89582E108	425	45,700	SH		SOLE	NONE	45,700
TRINITY INDS INC	COM	896522109	366	40,000	SH	PUT	SOLE	NONE	40,000
PROSHARES TR	PSHS ULTRA FINL	74347R743	65	25,000	SH		SOLE	NONE	25,000
UNITED REFINING ENERGY CORP	COM	911360105	1,299	135,450	SH		SOLE	NONE	135,450
WELLS FARGO & CO NEW	COM	949746101	2,848	200,000	SH	PUT	SOLE	NONE	200,000
WYETH	COM	983024100	4,495	104,430	SH		SOLE	NONE	104,430
WYNN RESORTS LTD	COM	983134107	399	20,000	SH	PUT	SOLE	NONE	20,000
YAHOO INC	COM	984332106	154	12,000	SH		SOLE	NONE	12,000

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